

Mail Stop 3561

January 6, 2010

Mr. Ken Osaka
President, Chief Executive Officer and Chief Financial Officer
Aspire Japan, Inc.
5757 W. Century Blvd., Suite 700
Los Angeles, Ca 90045

>   **RE: Aspire Japan, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2009**
>   **Filed May 19, 2009**
>   **File No. 0-51193**

Dear Mr. Osaka:

We issued comments to Aspire Japan, Inc. on the above captioned filing on December 3, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 21, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 21, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief